[Letterhead of Landstar System, Inc.]
March 31, 2011
VIA EDGAR AND FEDERAL EXPRESS
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Landstar System, Inc. Form 10-K for the fiscal year ended December 25, 2010 Filed February 23, 2011 File No. 000-21238
Dear Ms. Cvrkel:
     This letter sets forth the responses of Landstar System Inc. (the “Company”) to the comments contained in your letter, dated March 17, 2011, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2011. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 20
Capital Resources and Liquidity, page 28
1.	Please revise the capital resources and liquidity section in future filings to include a discussion which covers the three-year period covered by the financial statements. You may use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding. Refer to the instructions to Item 303A of Regulation S-K for further guidance.
Response:
     The Company acknowledges the Staff’s comment and will include discussion beyond that which is currently disclosed in the Capital Resources and Liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to include commentary on the entire three-year period covered by the financial statements in future filings.

Critical Accounting Policies and Estimates, page 31
2.	We note that Landstar provides for the estimated costs of self-insured claims primarily on an actuarial basis and that the amount recorded for the estimated liability for claims incurred is based upon the facts and circumstances known on the applicable balance sheet date. We also note that during fiscal years 2010, 2009 and 2008 you recognized favorable claim adjustments in each of the periods presented. In this regard, please explain to us in further detail the facts and circumstances that lead to favorable claim adjustments and the method for calculating or determining the favorable/unfavorable adjustments and how such amounts are reflected in the financial statements. We may have further comment upon receipt of your response.
Response:
Overview of Claims Exposure
     Landstar is a non-asset based provider of freight transportation services and supply chain solutions, with a substantial portion of the Company’s revenue historically being derived from truckload services.
     The Company’s claims exposure consists largely of (i) commercial trucking claims incurred by independent contractors who provide truckload capacity to the Company under exclusive lease arrangements (referred to in the Form 10-K as “BCO Independent Contractors”), (ii) claims under insurance programs offered by third party insurers to BCO Independent Contractors that are re-insured by one of Landstar’s subsidiaries and (iii) general liability, workers compensation and cargo claims. Landstar self-insures or otherwise retains liability on commercial trucking claims up to $5,000,000 per occurrence, general liability claims up to $1,000,000 per occurrence, workers’ compensation claims up to $250,000 per occurrence and cargo claims up to $250,000 per occurrence.
Establishing Accruals for Claims
     The Company’s accrual for claims incurred during any period consists of (i) an accrual for the cost to the Company of claims incurred and reported, but unpaid, (ii) an estimate of the cost to the Company for claims incurred but not reported and (iii) an estimate of the anticipated cost to the Company due to favorable or unfavorable development of existing claims incurred.
     The Company manages its reported transportation services-related claims primarily through a wholly owned subsidiary, Risk Management Claim Services, Inc.

(“RMCS”), and third party claims administration companies (“TPAs”). The employees of RMCS and the TPAs (the “Claim Adjusters”) are responsible for gathering information regarding each incident, estimating the exposure of the Company and recording that liability in the Company’s claims system. Those estimates of liability are referred to as “case reserves,” as they are linked to a specific case. Case reserves are established by the Claim Adjusters shortly after an incident is reported to the Company.
     The estimate of costs for claims that have been incurred but not reported and costs due to favorable or unfavorable development of existing claims are determined for each type of claim in each year using a unique factor determined specifically for that type of claim in that year. This factor is based on historical trends in the change in the cost of claims of that type during the life cycle of such claims (each such factor is referred to herein as a “Development Factor” and collectively as the “Development Factors”). Applying the Development Factors to the relevant claim categories yields a range for the overall accrual for claims, which includes (in addition to the case reserves) an estimated cost of claims incurred but not reported and takes into account changes in costs of claims that arise with the passage of time. The Company reports its aggregate claim reserves at a point within that range believed by management to provide the best estimate of the cost of such claims as of that time.
     In connection with preparing its third quarter and year-end financial statements, the Company retains an independent third-party actuary (the “Actuary”) to assist it in establishing and applying the Development Factors and thereby determining the overall accrual for claims. The Actuary calculates these amounts using information supplied by the Company and, after discussions with management, including regarding any changes in its claims management practices, provides a range of values for each of the Company’s claim categories, subject to an assumed per claim maximum of $1 million (which reflects the fact that the number of claims in excess of $1 million is too small to permit a statistically significant actuarial analysis of such claims). To the extent that Claim Adjusters have established reserves for specific claims in excess of $1 million, the range provided by the Actuary is adjusted to take into account the amount in excess of $1 million (up to $5 million, which corresponds to the maximum amount of the Company’s self-insured retention). After making this adjustment and reviewing the Actuary’s report for, among other things, consistency of methodology, reasonableness of assumptions used and mathematical accuracy, the Company reports its aggregate claim reserves on its third quarter and year-end financial statements at a point within the range described above that management believes provides the best estimate of the cost of such claims as of that time.
Adjustments to Reserves
     Favorable and/or unfavorable adjustments may be made to the Company’s reserves for claims incurred in prior periods due to (i) developments related to reported claims and (ii) changes in one or more of the Development Factors.

     With respect to reported claims, adjustments may be made to prior year case reserves as additional information is gathered for specific claims and/or claim costs develop at an amount either less than or in excess of the amount that had been determined in a prior period by applying the applicable Development Factor. During a claim’s life cycle, the value of the claim is adjusted by the Claim Adjusters as additional facts and information are gathered. Case reserves are adjusted for various reasons, including changes in estimates for medical costs, lost wages, litigation developments, unanticipated or contingent recoveries from third parties or other changes in facts discovered after the initial case reserve was established. Adjustments made by the Claim Adjusters are inputted into the Company’s claims system and thereby incorporated into the financial information used by management in preparing financial statements on a quarterly basis.
     As discussed above, estimates of costs for claims that have been incurred but not reported and costs due to favorable or unfavorable development of existing claims are determined for each type of claim in each year by applying the Development Factors. Each Development Factor is subject to change in each year in the event of changes in the historical trends used to calculate such Development Factor, such as fluctuations in the Company’s historical loss trends, changes in dynamics in the freight transportation industry and changes in the Company’s operations, if any. Changes, if any, in any Development Factor for any year with respect to any specific type of claim result in a corresponding change to any previously established reserve that took into account that Development Factor, thereby leading to favorable or unfavorable adjustments with respect to such reserves.
     Because of the nature of the Company’s operations, particularly the significant volatility associated with commercial trucking accident claims (e.g., personal injury claims), over the past 10 years, the Company’s liability reported for each period for insurance claims, particularly with respect to commercial trucking accident claims, has been subsequently adjusted favorably in certain periods and unfavorably in other periods for the then estimated cost of claims for a given year. Although the Company has experienced both favorable and unfavorable adjustments to its accrual for insurance claims, management believes that the approach used in accruing for insurance claims provides a reasonable estimate of loss reserves as of any point in time.
     These aspects of the Company’s operations are reported under “Insurance and Claims” in the Company’s income statement, which consists of: (i) premium costs for insurance coverage, (ii) an estimate of the cost to the Company of claims incurred during the applicable period and (iii) favorable and/or unfavorable adjustments made to the Company’s reserves for claims incurred in prior periods. Insurance claims are also reported in the Company’s balance sheet and consist of: (i) an accrual for the cost to the Company of claims incurred and reported, but unpaid, (ii) an estimate for anticipated favorable and/or unfavorable development for the cost to the Company of existing claims and (iii) an estimate of the cost to the Company for claims incurred but not reported.
Financial Statements, page 34
Notes to Consolidated Financial Statements, page 38
3.	Please tell us and revise your notes to the consolidated financial statements in future filings to include your accounting policy for the fair value of financial instruments and the disclosures required by ASC 825-10-50 as applicable.
Response:
     Due to the short-term nature of the majority of the Company’s financial instruments, carrying value of the Company’s financial instruments, other than investments held for sale, have historically approximated fair value. Accordingly, the Company respectfully advises the Staff that it believes that footnote 3 (“Investments”) included on page 41 of the Form 10-K, includes the disclosures required by ASC 825-10-50. In response to the Staff’s comment, however, the Company will include in future filings, in the significant accounting policies footnote to the financial statements, its accounting policy for the fair value of financial instruments, substantially in the following form:
Financial Instruments
     The Company’s financial instruments include cash equivalents, short and long term investments, trade and other accounts receivable, accounts payable, other accrued liabilities, current and non-current insurance claims and long term debt plus current maturities (“Debt”). The carrying value of cash equivalents, trade and other accounts receivable, accounts payable, current insurance claims and other accrued liabilities approximate fair value as the assets and liabilities are short term in nature. Short and long term investments are carried at fair value as further described in the footnote under the caption “Investments” accompanying these financial statements. The carrying value of non-current insurance claims approximate fair value as the Company generally has the ability, but is not required to, settle claims in a short term. The Company’s Debt includes borrowings under the Company’s revolving credit facility plus borrowings relating to capital lease obligations used to finance trailing equipment. The interest rates on borrowings under the revolving credit facility are typically tied to short-term LIBOR rates that adjust monthly and therefore carrying value approximates fair value. Borrowings under capital leases carry interest rates that approximate the interest rates that would currently be available to the Company under similar terms and therefore carrying value approximates fair value.

4.	Furthermore, you indicate on page 29 that all investments, consisting of investment-grade bonds and mortgage-backed securities, are carried at fair value. In this regard, please note that for financial assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition you are required to provide the disclosures outlined in ASC 820-10-50. Please confirm your understanding of this matter and that you will comply in future filings accordingly.
Response:
     In regard to the disclosure requirements in relation to the fair value of investment-grade bonds and mortgage backed securities, the Company respectfully advises the Staff that it believes that footnote 3 (“Investments”) on page 41 of the Form 10-K satisfies the disclosure requirements of ASC 820-10-50. The Company will make reference to the footnotes to the financial statements directing readers to the required disclosure information in future filings. In addition, in conjunction with comment 3 above, the Company will add its accounting policy for the fair value of financial instruments to the significant accounting policy section of the footnotes to the financial statements in future filings.
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1224.

Sincerely,
/s/ James B. Gattoni

James B. Gattoni
Vice President and Chief Financial Officer

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